Exhibit 99.18

CANADIAN SUPERIOR
ENERGY INC.

For Immediate Release	March 14, 2007

Canadian Superior Provides Drilling Update
For Kan Tan IV Semi-Submersible Drilling Rig For Trinidad

 CALGARY, ALBERTA—(CCNMatthews – March 14, 2007) - Canadian Superior Energy Inc. (“Canadian Superior”) (the “Company”) (TSX:SNG)(AMEX:SNG) announced today that preparations for the towing to Trinidad of the semi-submersible drilling rig the Kan Tan IV are in the final stages.  Maersk Contractors, a part of A.P. Moller - Maersk A/S (“Maersk”) headquartered in Copenhagen, Denmark which trades on the Copenhagen Stock Exchange (OMX:MAERSK B) is the drilling rig manager for the rig that is owned by SINOPEC Star Petroleum Company Limited of Beijing, China, a member of the SINOPEC Group of Companies (NYSE:SNP), the 3rd largest company in China.  The Kan Tan IV semi-submersible drilling rig has been undergoing a US$60 million refit in Brownsville, Texas and is scheduled to commence drilling on Canadian Superior’s “Intrepid” Block 5(c) on its “Victory” Prospect, named after Admiral Lord Nelson’s Flagship the H.M.S. Victory. The towing of the rig is scheduled by Maersk to start near the end of March. The Kan Tan IV has been contracted by Canadian Superior to drill a multi-well program of three (3) back-to-back exploration wells, on separate large natural gas prospects, “Victory”, “Bounty” and “Endeavour”, approximately 60 miles off the east coast of Trinidad, on Canadian Superior’s “Intrepid Block 5(c). Each of these prospects has been named after a famous British sailing ship, the “H.M.S. Victory”, the “H.M.S. Bounty” and the “H.M.S. Endeavour”. The wells will evaluate three (3) separate large natural gas prospects that have been delineated by extensive 3D seismic that Canadian Superior has interpreted over the entire “Intrepid” Block 5(c).  Block 5(c) was named the “Intrepid” Block because “Intrepid” was the code name for (Sir) William Stephenson, the famous Canadian spy in charge of Sir Winston Churchill’s (the Prime Minister of Great Britain) spying operations during World War II.

Speaking today, Canadian Superior’s President and Chief Operating Officer, Mike Coolen, said, “As with any major construction and refurbishment program of this nature, the rig refurbishment has taken longer than we and Maersk and SINOPEC had originally planned; but, I am pleased to say that we are very close now and I fully expect the rig to be under tow for Trinidad before the end of March. Once the rig is towed to the port of Chaguaramas in Trinidad to load up supplies and finalize drilling preparations, the rig will move to the first drilling location, ‘Victory-1’. This should allow us to spud this first well on the ‘Intrepid’ Block prior to the end of April. Each of these wells are planned to take about 80 - 100 days to drill and fully evaluate; and, in each case, the results for each separate structure have the potential for multi-TCF discoveries.”

Also, speaking today, Greg Noval, Canadian Superior’s Chairman, said, “We are all pleased and excited about commencing drilling in Trinidad with a multi-well drilling program starting in April, where successful ongoing oil and gas exploration and development has made Offshore Trinidad one of the most coveted oil and gas basins in the world today. As many as 18 of British Petroleum’s (BP’s) top 25 producing wells world-wide are located in Trinidad, including BP’s Cannonball Development Wells (3 wells making over 600 mmcf/d). Also, offsetting Canadian Superior’s “Intrepid” Block 5(c) to the west is British Gas’s (BG) Dolphin and Dolphin Deep Developments (e.g. 2 wells in Dolphin Deep capable of making up to a total of 300 mmcf/d), both fields on trend with our ‘Intrepid’ Block 5(c) in the ‘dip’ direction (SW-NE). The same holds true in the ‘strike’ direction (NW-SE), with BP’s Manakin and Statoil’s Cocuina fields on trend to the southeast of our ‘Intrepid’ Block 5(c) and EOG Resources, Inc.’s 2006 discovery to the northwest, again directly on trend in the ‘strike’ direction. Furthermore, natural gas from Trinidad easily accesses the world’s largest natural gas markets and supplies approximately 80% of the United States’ Liquefied Natural Gas (LNG), a very important part of the North American natural gas supply.”

Canadian Superior is a Calgary, Alberta, Canada based oil and gas exploration and production company with operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia. See Canadian Superior’s website at www.cansup.com to review Canadian Superior’s operations in Western Canada, Offshore Trinidad and Tobago and Offshore Nova Scotia interests.

Maersk Contractors is a part of A.P. Moller - Maersk A/S which is headquartered in Copenhagen, Denmark, trades on the Copenhagen Stock Exchange, (OMX:MAERSK B), and has more than 100,000 employees and offices in more than 125 countries. A.P. Moller - Maersk operates about 1,000 vessels and rigs half of which are owned. The fleet includes LNG tankers, container vessels, gasoline and oil carriers, freight and car carriers and supply vessels as well as special vessels, drilling rigs, salvage vessels, tugs and special-purpose vessels.  Besides shipping, the A.P. Moller - Maersk Group is engaged in exploration for and production of oil and gas.

Sinopec Star Petroleum Company Limited, Beijing, China, is a member of the SINOPEC Group of Companies.

This news release contains forward-looking information on future production, project start-ups and future capital spending. Actual results or estimated results could differ materially due to changes in project schedules, operating performance, demand for oil and gas, commercial negotiations or other technical and economic factors or revisions.

Statements contained in this news release relating to future results, events and expectations are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements involve known and unknown risks, uncertainties, scheduling, re-scheduling and other factors which may cause the actual results, performance, schedules or achievements of the Corporation, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Corporation’s annual report on Form 40-F on file with the U.S. Securities and Exchange Commission.

For Further Information RELATED TO CANADIAN SUPERIOR ENERGY INC. AND/OR THIS NEWS RELEASE, Please Contact:

Canadian Superior Energy Inc.
Suite 3300, 400 – 3rd Avenue S.W.
Calgary, Alberta, Canada  T2P 4H2
Mike Coolen, President and Chief Operating Officer
Phone: (403) 294-1411
Fax:     (403) 216-2374
www.cansup.com